Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Global Mofy AI Limited
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

PROXY

Solicited on Behalf of the Board of Directors for the Special Meeting of Shareholders
on November 1, 2024, at 10:00 a.m. Beijing Time (October 31, 2024, at 10:00 p.m. Eastern Time),

The undersigned hereby appoints Haogang Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Global Mofy AI Limited which the undersigned is entitled to vote at the Special Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, and 4.

Item 1

By an ordinary resolution, to approve

(a) the increase of the Company’s authorized share capital from US$50,000 divided into 22,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.000002 (“Class A Ordinary Shares”) each and 3,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.000002 (“Class B Ordinary Shares”) each to US$1,020,000 divided into 450,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each and 60,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each by the creation of an additional 428,000,000,000 Class A Ordinary Shares and 57,000,000,000 Class B Ordinary Shares (the “Share Capital Increase”); and

(b) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$1,020,000 divided into 450,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each and 60,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each, be consolidated and divided at a share consolidation ratio of one (1)-for-fifteen (15) (the “Ratio”), such that, the authorized share capital of US$1,020,000 will be divided into: (i) 30,000,000,000 Class A ordinary shares of par value of US$0.00003 each, and (ii) 4,000,000,000 Class B ordinary shares of par value of US$0.00003 each (the “Share Consolidation”).

☐ For	☐ Against	☐ Abstain

Item 2	Subject to and conditional upon the passing of Proposal One above in respect of the Share Reorganization, by a special resolution, to approve and adopt the Third Amended and Restated Memorandum and Articles of Association of the Company.

☐ For	☐ Against	☐ Abstain

Item 3	Subject to and conditional upon the passing of Proposals One and Two above in respect of the Share Reorganization and the Third Amended and Restated Memorandum and Articles of Association, by a special resolution, in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, the Board be and is hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Settlement of Fractional Shares”).

☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, and Proposal Three.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ______________________________, 2024

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to the Proxy Team at Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).